Exhibit 99.8

AUDITORS' REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of Cardiome Pharma Corp.

On March 20, 2007, we reported on the consolidated balance sheet of Cardiome Pharma Corp. ("the Company") as at December 31, 2006 and the consolidated statements of loss and deficit and cash flows for the year ended December 31, 2006 which are included in the annual report on Form 40-F. In connection with our audit conducted in accordance with Canadian generally accepted auditing standards of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation of Generally Accepted Accounting Principles" included in the Form 40-F. This supplemental note is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental note based on our audit.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

The comparative figures for December 31, 2005 were reported on by another firm of chartered accountants.

Chartered Accountants

Vancouver, Canada

March 20, 2007

CARDIOME PHARMA CORP.
Reconciliation of Generally Accepted Accounting Principles
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006 and 2005

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which, as applied in these consolidated financial statements, conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except as summarized below:

(i)   Reconciliation of net loss and comprehensive loss:

The application of U.S. GAAP would have the following effects on the net loss and comprehensive loss as reported:

	2006	2005
	$	$

Loss for the year, Canadian GAAP	(36,147)	(53,375)
Amortization of other assets (note d)	-	(8)
In-process research and development (note a)	364	(1,779)
Future income taxes (note a)	(289)	289
Stock-based compensation (note c)	498	-
Cumulative effect of change in accounting principal (note c)	296	-

Net loss for the year, U.S. GAAP	(35,278)	(54,873)

Weighted average number of common shares outstanding, U.S. GAAP	52,966,473	49,015,462

Basic and diluted loss per common shares, U.S. GAAP	(0.67)	(1.12)

(ii)   Reconciliation of significant balance sheet items:

The application of U.S. GAAP would have the following effects on the balance sheet as reported:

Intangible assets:

	2006	2005
	$	$

Intangible assets, Canadian GAAP	3,203	2,815
Adjustment for:
In-process research and development (note a)	(1,415)	(1,779)
Intangible assets, U.S. GAAP	1,788	1,036

CARDIOME PHARMA CORP.
Reconciliation of Generally Accepted Accounting Principles
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006 and 2005

Future income taxes:

	2006	2005
	$	$

Future income tax liability, Canadian GAAP	-	289
Adjustment for:
Future income taxes (note a)	-	(289)
Future income tax liability, U.S. GAAP	-	-

Consolidated shareholders’ equity:

(i)	Additional paid-in capital:

	2006	2005
	$	$

Additional paid-in capital, Canadian GAAP	17,045	11,014
Adjustments for:
Stock-based compensation:
Under Canadian GAAP	(8,141)	(5,762)
Under U.S. GAAP (note c)	8,564	6,683
Cumulative effect of change in accounting principal (note c)	(296)	-
Additional paid-in capital, U.S. GAAP	17,172	11,935

(ii)	Deficit:

	2006	2005
	$	$

Deficit, Canadian GAAP	(181,580)	(145,433)
Adjustments for:
Stock-based compensation:
Under Canadian GAAP	8,158	5,762
Under U.S. GAAP (note c)	(8,581)	(6,683)
Cumulative effect of change in accounting principal (note c)	296	-
In-process research and development (note a)	(1,415)	(1,779)
Future income taxes (note a)	-	289
Deficit, U.S. GAAP	(183,122)	(147,844)

CARDIOME PHARMA CORP.
Reconciliation of Generally Accepted Accounting Principles
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006 and 2005

Consolidated shareholders’ equity (continued):

(a)	In-process research and development:

Under U.S. GAAP, the Company’s acquired technology relating to the acquisition of Artesian Therapeutics, Inc. would be classified as in-process research and development and written off immediately as it has no alternative use. Under Canadian GAAP, in-process research and development is amortized over its estimated useful life. The future income tax recovery results from the amortization of the acquired technology.

(b)	Accounts payable and accrued liabilities comprise:

	2006	2005
	$	$

Trade accounts payable	4,918	2,170
Accrued contract research	5,417	4,173
Employee-related accruals	1,026	1,074
Other accrued liabilities	1,289	1,235
	12,650	8,652

(c)	Stock-based compensation:

On January 1, 2004, the Company elected to prospectively adopt Statement of Financial Accounting Standards (“SFAS”) No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment to SFAS 123 Accounting for Stock-Based Compensation for employee awards granted under its stock option plan, modified or settled subsequent to December 1, 2002. The standard permits the prospective recognition of stock-based compensation expense for all employee stock-based compensation transactions occurring subsequent to December 1, 2002 using a fair value based method.

The following pro forma financial information presents the loss for the period and basic and diluted loss per common share had the Company recognized stock based compensation for stock options granted to employees and directors using a fair value based method for all stock based transactions prior to December 1, 2002. For stock options granted in 2001, the fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield - 0%; expected volatility - 88.1%; risk-free interest rate - 3.0%; and expected average life of the options - 6 years.

CARDIOME PHARMA CORP.
Reconciliation of Generally Accepted Accounting Principles
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006 and 2005

Consolidated shareholders’ equity (continued):

(c)	Stock-based compensation (continued):

Applying the above, supplemental disclosure of pro forma net loss and loss per share is as follows:

	2006	2005
	$	$

Loss for the period - U.S. GAAP	(35,278)	(54,873)
Deduct:
Stock-based employee compensation expense included in reported loss above	7,364	5,762
Add:
Total stock-based employee compensation expense using fair value based method for all awards	(7,364)	(5,836)

Pro forma loss for the period	(35,278)	(54,947)

Basic and diluted loss per common share:
As reported	(0.67)	(1.12)
Pro forma	(0.67)	(1.12)

On January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment, using the modified prospective method for all employee awards granted, modified or settled after the effective date using the fair value measurement method of this standard. For unvested employee equity awards as of the effective date, compensation will be recognized based upon the grant date fair value determined under Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation. Accordingly, prior period amounts have not been restated.

Compensation expense recognized for US GAAP purposes reflects estimates of employee award forfeitures and any change of estimates thereof are reflected in the period of change. Canadian GAAP does not require the estimation of award forfeitures. For US GAAP purposes, the Company has recognized a cumulative effect adjustment to reflect the change in accounting policy related to the estimated forfeitures for unvested stock options at January 1, 2006 amounting to $0.30 million reduction to contributed surplus and loss. In addition, the amount of compensation expense for the year ended December 31, 2006 for US GAAP purposes differs from the amount for Canadian GAAP purposes, representing the impact of estimated forfeitures.

CARDIOME PHARMA CORP.
Reconciliation of Generally Accepted Accounting Principles
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006 and 2005

Consolidated shareholders’ equity (continued):

(c)	Stock-based compensation (continued):

A summary of the Company’s unvested stock option activity and related information in the year ended December 31, 2006 is as follows:

	Number	Weighted average
	of	grant-date fair value
Non-vested options	options	$

Non-vested at January 1, 2006	1,709,881	5.19
Granted	1,285,342	8.01
Vested	(947,604)	6.01
Forfeited	(39,000)	6.19
Non-vested at December 31, 2006	2,008,619	6.59

As of December 31, 2006, there was $7.30 million of total unrecognized compensation cost related to unvested stock options. That cost is expected to be recognized over a weighted average period of 5.45 years.

The aggregate intrinsic value of the vested and exercisable stock options at December 31, 2006 was $20.52 million.

The aggregate intrinsic value of stock options exercised during the year ended December 31, 2006 was $11.23 million.

The weighted average remaining contractual life of vested and exercisable stock options at December 31, 2006 was 3.18 years.

The Company estimates forfeitures for unvested options as a percentage of stock-based compensation. For the year ended December 31, 2006, the Company applied an estimated percentage of 4.25% for management and 16.13% for employees, respectively, which management considered to be a reasonable estimate of actual forfeitures.

Cash received during the year ended December 31, 2006 related to the exercise of stock options was $5.75 million.

CARDIOME PHARMA CORP.
Reconciliation of Generally Accepted Accounting Principles
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006 and 2005

Consolidated shareholders’ equity (continued):

(d)	Recent accounting pronouncements:

In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments - an Amendment of FASB Statements No. 133 and 140, which is effective for fiscal years beginning after September 15, 2006. The statement was issued to clarify the application of FASB Statement No. 133 to beneficial interests in securitized financial assets and to improve the consistency of accounting for similar financial instruments, regardless of the form of the instruments. The impact of the adoption of this Interpretation will have on the Company's consolidated financial statements has not yet been determined.

In July 2006, the FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes, ("FIN 48") as an interpretation of FASB Statement No. 109, Accounting for Income Taxes ("SFAS 109"). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109 and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. Measurement of the tax uncertainty occurs if the recognition threshold has been met. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 will be effective for us beginning January 1, 2007. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The impact of the adoption of this Interpretation will have on the Company's consolidated financial statements has not yet been determined.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The impact of the adoption of SFAS No. 157 will have on the Company's consolidated financial statements has not yet been determined.

CARDIOME PHARMA CORP.
Reconciliation of Generally Accepted Accounting Principles
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006 and 2005

Consolidated shareholders’ equity (continued):

(d)	Recent accounting pronouncements (continued):

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. ("SAB 108") which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for fiscal years ending after November 15, 2006. Under SAB 108, registrants are required to consider both a "rollover" method which focuses primarily on the income statement impact of misstatements and the "iron curtain" method which focuses primarily on the balance sheet impact of misstatements. The transition provisions of SAB 108 permit a registrant to adjust retained earnings for the cumulative effect of immaterial errors relating to prior years. The Company was required to adopt SAB 108 in the fourth quarter of 2006. Historically, the Company evaluated uncorrected differences utilizing the rollover approach. Management believes that the impact of uncorrected errors was immaterial to prior fiscal years under the rollover method and the iron-curtain method. Therefore, adoption of SAB 108 did not have any impact on the Company’s consolidated financial statements.